U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Feinberg                          Stephen
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

   c/o Cerberus Capital Management, L.P., 450 Park Avenue, 28th Floor
--------------------------------------------------------------------------------
                                    (Street)

   New York                           New York               10022
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

   September 10, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

   Clean Harbors, Inc. (CLHB)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                    3. Ownership Form:
                                         2. Amount of Securities       Direct (D) or
1. Title of Security                        Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                               (Instr. 4)                 (Instr. 5)            (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form  is filed by more than one  reporting  person,  see Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                   (Print or Type Responses)              (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                      5. Owner-
                                                  3. Title and Amount of Securities                      ship
                                                     Underlying Derivative Security                      Form of
                         2. Date Exercisable         (Instr. 4)                                          Derivative
                            and Expiration Date   ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                              Amount          sion or        Direct       6. Nature of
                         ----------------------                           or              Exercise       (D) or          Indirect
                         Date       Expira-                               Number          Price of       Indirect        Beneficial
1. Title of Derivative   Exer-      tion                                  of              Derivative     (I)             Ownership
   Security (Instr. 4)   cisable    Date          Title                   Shares          Security       (Instr. 5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                                   *
Series C Convertible      Immed.     None          Common Stock, par      1,595,238*      $10.50*         I*         By limited lia-
   Preferred Stock,                                value $0.01 per share                                             bility company
   par value
   $0.01 per share
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation of Responses:

* Cerberus CH LLC, a Delaware limited liability company ("Cerberus CH"), is the holder of 16,750 shares of Series C Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Clean Harbors, Inc. (the "Company"). Based upon the conversion rate of the Preferred Shares, which is subject to certain adjustments, as of September 10, 2002, Cerberus CH has the right to acquire an aggregate of 1,595,238 shares of the common stock, par value $0.01 per share (the "Shares"), of the Company upon the conversion of the Preferred Shares held by Cerberus CH. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company held by Cerberus CH. Thus, as of September 10, 2002, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,595,238 Shares. Stephen Feinberg's interest in the securities reported herein is limited to the extent of his pecuniary interest in Cerberus CH, if any.



           /s/ Stephen Feinberg                             September 12, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.